

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via E-mail
James E. Rogers
Chief Executive Officer
Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202-4200

Re: **Duke Energy Corporation**
    Duke Energy Carolinas, LLC
    Duke Energy Ohio, Inc.
    Duke Energy Indiana, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 28, 2012
    File Nos. 1-32853, 1-04928, 1-01232, 1-03543

Dear Mr. Rogers:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief